SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 08 January 2007

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X    Form 40-F
                                   ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

      (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

      (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CORUS GROUP plc



Date: 08 January 2007                      By: Theresa Robinson
    -----------------------                    ----------------
                                           Name: Mrs Theresa Robinson
                                                 Group Secretariat Co-ordinator

8 January 2007


                                CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on 3 January 2007, that on 22 December 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 36,908,339 ordinary shares of 50p, representing 3.97% of the issued share capital of Corus Group plc.

-------------------------------------------------------------------------------------------------
Legal Entity                                                           Holding       Percentage
                                                                                     Held
-------------------------------------------------------------------------------------------------
Barclays Life Assurance Co Ltd                                        1,599,072         .1722
-------------------------------------------------------------------------------------------------
Gerrard Ltd                                                              48,773         .0053
-------------------------------------------------------------------------------------------------
Barclays Capital Securities Ltd                                       5,719,198         .6159
-------------------------------------------------------------------------------------------------
Barclays Global Investors Canada Ltd                                     72,174         .0078
-------------------------------------------------------------------------------------------------
Barclays Global Fund Advisors                                         3,364,375         .3623
-------------------------------------------------------------------------------------------------
Barclays Global Investors Australia Ltd                                 355,922         .0383
-------------------------------------------------------------------------------------------------
Barclays Global Investors, N.A.                                       9,878,019        1.0638
-------------------------------------------------------------------------------------------------
Barclays Capital Inc                                                     64,600         .0070
-------------------------------------------------------------------------------------------------
Barclays Global Investors Japan Trust & Banking                       1,031,027         .1110
-------------------------------------------------------------------------------------------------
Barclays Global Investors Japan Ltd                                   3,005,666         .3237
-------------------------------------------------------------------------------------------------
Barclays Bank Trust Company Ltd                                             475         .0001
-------------------------------------------------------------------------------------------------
Barclays Global Investors Ltd                                        11,769,038        1.2674
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                           Group Holding             36,908,339        3.9748
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Registered Holder                                                     Account          Holding
                                                                    Designation
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Bank of New York                                                                       62,918
-------------------------------------------------------------------------------------------------
BNP Paribas                                                                            45,018
-------------------------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                                   4,819,021
-------------------------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                                      64,600
-------------------------------------------------------------------------------------------------
Barclays Global Investors Canada                                                       72,174
-------------------------------------------------------------------------------------------------
Barclays Trust Co & Others                                                                113
-------------------------------------------------------------------------------------------------
Barclays Trust Co R69                                                                     362
-------------------------------------------------------------------------------------------------
Chase Nominees Ltd                                                        16376       441,286
-------------------------------------------------------------------------------------------------
Chase Nominees Ltd                                                        20947     3,592,108
-------------------------------------------------------------------------------------------------
Chase Nominees Ltd                                                        21359       262,769
-------------------------------------------------------------------------------------------------
Chase Nominees Ltd                                                        28270       319,529
-------------------------------------------------------------------------------------------------
CIBC Mellon Global Securities                                                          31,826
-------------------------------------------------------------------------------------------------
Durclacher Nominees Ltd                                                               900,177
-------------------------------------------------------------------------------------------------
Greig Middleton Nominees Limited (GM1)                                                    200
-------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                        8,574,226
-------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                        3,364,375
-------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                                   16331       273,257
-------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                                   16338        51,516
-------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                                   16341       688,011
-------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                                   16342       115,137
-------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                                   16344        51,639
-------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                                   16345        84,555
-------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                                   16400     6,644,858
-------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                                   17011        15,428
-------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                                   18409       828,017
-------------------------------------------------------------------------------------------------
JP Morgan Chase Bank                                                                  355,922
-------------------------------------------------------------------------------------------------
JP Morgan Chase Bank                                                                   29,797
-------------------------------------------------------------------------------------------------
JP Morgan Chase Bank                                                                1,031,027
-------------------------------------------------------------------------------------------------
JP Morgan Chase Bank                                                                1,114,378
-------------------------------------------------------------------------------------------------
Mellon Trust of New England                                                            43,833
-------------------------------------------------------------------------------------------------
Master Trust Bank                                                                     681,738
-------------------------------------------------------------------------------------------------
Mellon Trust - US Custodian/                                                          105,792
-------------------------------------------------------------------------------------------------
Mitsui Asset                                                                           15,747
-------------------------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                                        198,402
-------------------------------------------------------------------------------------------------
R C Greig Nominees Limited                                                             37,078
-------------------------------------------------------------------------------------------------
R C Greig Nominees Limited GP1                                                          3,083
-------------------------------------------------------------------------------------------------
R C Greig Nominees Limited SA1                                                          1,048
-------------------------------------------------------------------------------------------------
R C Greig Nominees Limited a/c AK1                                                      5,993
-------------------------------------------------------------------------------------------------
R C Greig Nominees Limited a/c BL1                                                      1,371
-------------------------------------------------------------------------------------------------
State Street Bank & Trust - WI                                                        118,800
-------------------------------------------------------------------------------------------------
State Street Boston                                                                   507,318
-------------------------------------------------------------------------------------------------
State Street Trust of Canada -                                                         75,389
-------------------------------------------------------------------------------------------------
The Northern Trust Company - U                                                         84,700
-------------------------------------------------------------------------------------------------
Trust & Custody Services Bank                                                       1,193,803
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                Total                              36,908,339
-------------------------------------------------------------------------------------------------
